October 2, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 7010
Washington, D.C. 20549-7010

Attention:	Ms. Pamela A. Long
Assistant Director

Re:	Orion Marine Group, Inc.
Registration Statement on Form S-1
Filed on August 20, 2007
File No. 333-145588
Ladies and Gentlemen:
     We are writing on behalf of our client, Orion Marine Group, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated September 14, 2007, with respect to the review of the Company’s Form S-1 initially filed with the Commission on August 20, 2007, File No. 333-145588 (the “Registration Statement”). For your convenience, the numbered paragraphs below restate the numbered paragraphs in the Staff’s letter to the Company, and the discussion set forth below each numbered paragraph is the Company’s response to the Staff’s comments.
     We have filed through EDGAR and enclosed herewith five courtesy copies of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.
General
1. Please note that we may have comments on the legal opinion once it is filed.
This opinion is filed with this Amendment No. 1.
Cover Page
2. Because there is currently no market for your common shares please revise your cover page and plan of distribution to provide that selling shareholders will sell at a fixed price or bona fide range until your securities are quoted on the Nasdaq Global Market and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933 and Item 503(b)(3) of Regulation S-K.
In response to the Staff’s comments, language has been added to the cover page and under “Plan of Distribution,” at page 109, to indicate that based on the range of prices at which the Company’s shares have traded on the PORTAL Market, the Company expects that prior to the time the Company’s common stock is listed on Nasdaq, purchases and sales of its common stock will occur at prices between $14.05 and $15.00 per share, if any shares are sold.

Summary Consolidated Financial Data, page 7
3. Please tell us how you determined the amount of basic weighted average shares outstanding for the years ended December 31, 2002 and 2003 as well as the period from January 1 to October 13, 2004. It is unclear why the number of weighted average shares outstanding would decrease from 15,872,360 for the period January 1 to October 13, 2004 to 15,695,067 for the period October 14 to December 31, 2004, when no shares appear to have been redeemed or bought back during that time period.
The weighted average shares outstanding for the years ended December 31, 2002 and 2003 as well as the period from January 1 to October 13, 2004 (the “Predecessor Period”) appearing in the tables under “Summary Consolidated Financial Data” at page 8 and “Selected Consolidated Financial Data” at page 27 have been revised to 92,000, 97,100 and 97,100, respectively. The corresponding net income per share data has been revised to reflect the changed weighted average shares outstanding. The weighted average shares outstanding for the Predecessor Period are the actual shares outstanding at that time. The substantial difference in weighted average shares outstanding between the Predecessor and Successor Periods results from the acquisition of the Company by its former principal stockholders. A sentence has been added to footnote (2) on pages 9 and 27 explaining such difference. In addition, the Company has deleted the sentence from footnote (2) on page 27 which explained that the weighted average shares outstanding for the Predecessor period in its initial filing was based on shares outstanding as of December 31, 2006.
Risk Factors, page 10
4. Please delete the second sentence of the first paragraph on page 10. All material risks should be described. If risks are not deemed material, you should not reference them.
This sentence has been deleted.
Failure to establish and maintain effective internal control ... , page 19
5. If you have identified any material deficiencies related to your disclosure controls or internal controls, please disclose.
The Company has advised us that no material deficiencies related to disclosure or internal controls have been identified.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Operating Activities, page 37
6. Net income, adjusted for non-cash items is considered a non-GAAP measure. Please either remove this measure from your filing or revise your filing to include the non-GAAP disclosures required by Item 10(e) of Regulation S-K.
In response to the Staff’s comments, this measure has been removed from the filing.

Business
Our Business, page 41
7. We note your discussion of EBITDA throughout the filing and in particular on pages 1, 29 and 41. In each of these instances, please revise to also include discussion of net income so that the non-GAAP EBITDA measure does not receive greater prominence than the most directly comparable GAAP measure. Refer to Item 10(e) of Regulation SK.
In response to the Staff’s comments, the measure of income available to common shareholders has been added throughout the filing and particularly on pages 1 and 42. The discussion of EBITDA has been removed from the discussion under “Utilization” on page 29.
Environmental Matters, page 56
8. Please disclose any material estimated capital expenditures for environmental control facilities. See Item 101(b)(2)(xii) of Regulation S-K.
The Company does not believe that material capital expenditures will be required for environmental control facilities in the near term. Language has been added to this effect under “Environmental Matters” at page 57.
9. Please also ensure that you discuss all of the environmental provisions that may have a material affect on you. We note your statement that you discuss “some of” the environmental provisions that apply to your activities.
In response to the Staff’s comments, this section has been revised to clarify that the Company discusses all of the environmental laws and regulations that may have a material effect on the Company. See page 57.
Legal Proceedings. page 58
10. Please disclose the name of the court in which the class action proceedings are pending, the date instituted, and the relief sought. See Item 103 of Regulation S-K.
This information has been added under “Legal Proceedings” at page 59.
Compensation Discussion and Analysis, page 65
Role of Executive Officers in Compensation Decisions, page 66
11. We note that the CEO plays a significant role in the compensation-setting process. Please disclose whether the compensation committee approved Mr. Pearson’s recommendations for salary and compensation awards for 2006, or discuss the extent to which the committee determined to pay award compensation other than as recommended.

In response to the Staff’s comments, the CEO’s role in setting compensation and the approval process of his recommendations for salary and compensation awards for 2006 has been added under “Role of Executive Officers in Compensation Decisions” at page 68.
Performance-Based Incentive Compensation, page 67
12. With regard to company performance, we note that you have not disclosed any specific target levels of corporate performance. Please disclose the 2006 and 2007 target levels for each item of corporate performance that are measured. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.
In response to the Staff’s comments, the discussion under “Performance-Based Incentive Compensation” at pages 69 and 70 has been revised to disclose the 2006 and 2007 target levels for each item of corporate performance, as well as how difficult it may be for its executives to achieve these target levels.
13. Please describe the formulas (for between 80% and 110% and above 110%) upon which you determine to increase the aggregate size of the bonus pool.
This formula has been added under “Performance-Based Incentive Compensation” at page 71.
Certain Relationships and Related Party Transactions, page 84
14. Please disclose the relationship between each party to the redemption agreement to each other and to the company or its affiliates and the purpose of this agreement.
This disclosure has been added under “Certain Relationships and Related Party Transactions” and “Related Party Transactions” at pages 86 and 40, respectively.
15. Please describe your policies and procedures regarding transactions with related persons, consistent with the requirements of Item 404(b) of Regulation S-K. For example, please discuss the types of transactions that are covered and state whether the policies and procedures are in writing or how else they are evidenced.
We have been advised by the Company that it has proposed a Related Party Transaction policy to its board of directors and it anticipates adopting this policy prior to effectiveness. We have included language to this effect on pages 41 and 86.

Selling Shareholders, page 85
16. Please disclose the nature of any position, office, or other material relationship which any selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates. See Item 507 of Regulation S-K.
A selling stockholder table has been added under “Selling Shareholders” at pages 87 through 100. The footnotes to this table will be updated in a pre-effective amendment to reflect any changes in the selling stockholders and to provide further information regarding the nature of any position, office or other material relationship which any selling stockholder has had within the past three years with the registrant or any of its predecessors or affiliates.
17. Please disclose the names of the selling shareholders who are broker-dealers or affiliates of a broker dealer. If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter. Broker dealers and their affiliates who received the securities as compensation for underwriting activities need not be identified as underwriters. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (l) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.
A selling stockholder table has been added under “Selling Shareholders” at pages 87 through 100. The footnotes to this table will be updated in a pre-effective amendment to reflect any changes in the selling stockholders and to provide any additional names of selling stockholders who are broker-dealers or affiliates of a broker dealer.
Description of Capital Stock, page 86
18. Please remove your statement that the discussion does not give full effect to the terms of statutory or common law that may affect a person’s rights as a stockholder. You are required to discuss the items described in Item 202 of Regulation S-K. To the extent the items are impacted by statutory or common law, they must still be described as required by Regulation S-K.
In response to the Staff’s comments, this statement has been removed.
Annual Audited Consolidated Financial Statements
General
19. It appears from your disclosures on page 49 that you provide a variety of different services which could be considered operating segments as defined in SFAS 131. Furthermore, it appears from your disclosures on page 34 that some of the services you provide may be more profitable than others. Please tell us how you determined your operating segments in accordance with paragraphs 10-15 of SFAS 131. If applicable, please also discuss how you determined it was appropriate to aggregate two or more operating segments into a single reportable segment in accordance with paragraph 17 of SFAS 131.

The Company is engaged as a heavy civil contractor specializing in marine construction, generally within the Gulf Coast and Atlantic Coast regions and surrounding areas. The Company’s services are provided and allocated on a project by project basis, which is determined by the Company’s success in bidding and negotiating specific contracts with agencies and owners, the Company’s overall operational and financial plans and strategies, and prevailing market conditions.
Usually, a single project contains a combination of the types of marine construction services that we provide, including (i) bridge and causeway construction; (ii), commercial dock and port construction; (iii) dredging; (iv) erosion control and other environmental protection or restoration; (v)marine pipeline services; (vi) maintenance and repair with respect to the foregoing; and (vii) related specialty marine services including diving, salvage, inspection and towing. Because these services are normally intertwined and combined within a given project, the Company operates as a single segment.
A single project manager is assigned to manage a project, including all of its components and related services, from start to finish with oversight by the Chief Decision Makers of the Company (the “CODM”). The CODM includes executive management, including the Chief Executive Officer, Chief Financial Officer and senior management. Resources, including project managers and fixed assets, are available on a company-wide basis and are deployed and allocated based on availability and specific project requirements. The CODM analyzes financial information, which is available and prepared on a project by project basis, to measure individual contract performance as compared with original estimates, to assess market conditions and associated economic and bidding climates and to evaluate risks. Financial information on a project is not compiled or presented by type of service, customer or geographic area. Each month the project manager, in conjunction with project controllers and accounting staff, update each project’s projected performance at completion by using actual costs-to-date and re-forecasted costs-to-complete for the balance of the work remaining. Regular review of these project reports allows the CODM to manage the Company’s business, including allocating Company-wide available assets and resources, assessing production efficiencies and external factors such as adverse weather conditions, and responding to project-specific cost overruns, under-billings, change orders, and other items that might affect project profitability and/or future business plans.
Accordingly, the Company manages its business on a project basis, and utilizes the synergies available within the entire organization. All projects are reported as one operating segment; that of a marine specialty contractor serving the heavy civil marine infrastructure market, and no additional segmented information is considered more meaningful to financial statement readers.
20. As a related matter, if you determine that you have more than one reportable segment, please also revise your MD&A to include relevant disclosures regarding your results of operations and financial condition by segment. Refer to Item 303(a) of Regulation S-K.

Please see response to comment 19 above.
21. Please revise to provide the enterprise-wide disclosures required by paragraphs 36-39 of SFAS 131.
In response to the Staff’s comments, footnote 16 has been added at page F-43 to address enterprise-wide disclosures.
Consolidated Statements of Income, page F-4
22. Please revise your filing throughout to include gains and losses on the sale of property and equipment as a component of operating income instead of as a component of other (income) expense. Alternatively, please tell us why you believe your presentation is appropriate. Refer to paragraph 45 of SFAS 144.
This gain on sale has been reclassified into income from operations and the appropriate pages, including page F-4, of the filing have been revised accordingly.
Consolidated Statement of Stockholders’ Equity, page F-5
23. It appears that you did not give retroactive effect to the February 2005 stock split in your statement of stockholders’ equity for the period ended December 31, 2004. Please revise your filing accordingly. Refer to SAB Topic 4C.
The filing has been revised throughout, particularly on page F-5, to present the February 2005 stock split retroactively to the period from October 14, 2004 to December 31, 2004.
24. Please revise to include a statement of stockholders’ equity for the predecessor period from January 1 through October 13, 2004.
In response to the Staff’s comments, a statement of stockholders’ equity for the Predecessor Period from January 1 through October 13, 2004 has been added at page F-5.
Note 1 — Summary of Significant Accounting Policies
Revenue Recognition, page F-8
25. Please revise to disclose your accounting policy for pre-contract costs associated with unsuccessful bids. It is unclear if you expense these costs immediately upon notification that the bid was unsuccessful or if you occasionally defer these costs. To the extent that you defer contract costs associated with unsuccessful bids, please revise your filing to describe the circumstances under which you defer these costs and quantify the amount of any deferred costs as of each balance sheet date presented.

In response to the Staff’s comments, the disclosure on page F-8 has been revised. The Company may incur costs that are not reimbursable if it is unsuccessful in obtaining the contract. The Company expenses these costs immediately upon notification. None of these costs are deferred.
Property and Equipment, page F-l 0
26. Please revise your filing to provide a more robust explanation of your accounting policies regarding the factors you consider in determining whether to expense or capitalize maintenance costs. For example, we note from your disclosures on page 37 that you substantially overhauled and upgraded a dredge. In order to help us better understand your capitalization policy, please tell us the following regarding your 2006 dredge upgrade:
•	Quantify the costs capitalized in total and by type of cost;

•	Quantify the costs expensed in total and by type of cost (if any);

•	The original amortization period associated with the dredge when first acquired or built;

•	The remaining amortization period associated with the dredge at the time of the 2006 upgrade;

•	The estimated number useful years added to the life of the dredge as a result of the 2006 upgrade; and

•	The frequency with which each type of capitalized maintenance cost must be performed in order to keep the equipment functioning.
In response to the Staff’s comments, a more robust explanation of its accounting policies regarding the factors the Company considers in determining whether to expense or capitalize maintenance costs has been added at page F-10.
In 2005, the Company purchased a used dredge at a cost of $100,000 and capitalized it with a useful life of seven years. In 2006, the Company capitalized approximately $3.9 million in significant upgrades and betterments, which included adding the capability to run the dredge on electric power, thus increasing its economic value and extending its physical life by eight years to a total of 14 years.
Scheduled maintenance on major assets occurs every three to seven years. The Company routinely inspects its major assets, particularly its fleet of vessels, to determine the need for significant maintenance or betterments, which historically have been greater than $25,000 and have a useful life of 3 to 7 years, until the next scheduled maintenance. Maintenance and repairs that do not improve or extend the useful lives of the assets, which are generally less than $25,000, are expensed as incurred.
27. As a related matter, we note your disclosure on page F-7 that you consider the amortization period of maintenance and repairs for dry-docking activity to be a critical accounting estimate. Please revise your filing here and on page 32 to more fully describe your accounting policies for maintenance and repairs for dry-docking activity, including the amortization periods you use and how you evaluate the appropriateness of these amortization periods on an on-going basis.

In response to the Staff’s comments, accounting policies for maintenance and repairs for dry-docking activity, including the amortization periods used and how the Company evaluates the appropriateness of these amortization periods on an on-going basis, has been added under “Property and Equipment” at page F-10 and in the Long-Lived Assets paragraph on page 32.
Self-Insurance, page F-11
28. Please revise your filing here and on pages 33 and 55 to disclose the extent to which you have excess loss insurance. Your revised disclosures should quantify the thresholds at which the excess loss insurance coverage would take effect for each risk (e.g. workers compensation, automobile liability, etc) and should identify the risks for which you have no excess loss coverage.
In response to the Staff’s comments, pages F-11, 33 and 55 (page 56 of Amendment No. 1) have been revised.
Note 11 — Earnings per Share, page F-18
29. Your reconciliation of the numerators and denominators used in the computations of basic and diluted earnings per share should be audited. Please revise as necessary to remove the reference to unaudited information from each of the column headings. Please also disclose separately, by type of security, the number of shares that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented.
In response to the Staff’s comments, footnote 11 on page F-18 has been revised to include this information.
30. Please tell us whether or not you include unvested shares of restricted stock in your computation of basic EPS. If you do include these shares in your computation, please tell us the authoritative literature you relied upon to support your accounting treatment.
Unvested restricted stock is not included in the computation of basic earnings per share and a statement to this effect has been added to page F‑19.
Interim Unaudited Consolidated Financial Statements
General
31. Where a comment above requests additional disclosures or other revisions to be made to your annual financial statements, please also revise your interim financial statements to address the comments as appropriate.
The interim financial statements have been revised to address the comments above.

Consolidated Statements of Cash Flows, page F-25
32. It appears that your cash flow presentation has netted the proceeds from the sale of your common stock against the redemption of your common stock and the liquidation of your preferred stock. Please revise your cash flow statement to separately present each of these transactions.
In response to the Staff’s comments, the statement of cash flow on page F-27 has been revised to separately present the proceeds from the sale of common stock and the redemption of the shares.
Schedule II — Valuation and Qualifying Accounts
33. It appears from your Schedule II and your statements of cash flows on pages F-6 and F-25 that you established an allowance for doubtful accounts in the amount of $500,000 during the year ended December 31, 2006 but that you have not had any direct or indirect write offs of doubtful accounts during any period presented in your filing. Please confirm that this statement is accurate. If our understanding is incorrect, please revise your schedule to include both the write-offs and the entry necessary to replenish the allowance for each period presented.
The Company has advised us that because of the composition of the Company’s client base, which includes federal, state and local agencies, the Company historically has not established an allowance for doubtful accounts. In 2006, the Company established a reserve relating to one customer on one project and determined that a $500,000 reserve was appropriate. The Company continues in negotiation with this customer. No other write-offs or reserves have occurred during the periods presented.
Signatures
34. Please revise to indicate that the principal accounting officer or controller has also signed the registration statement pursuant to Instruction I to Signatures on Form S-1.
Mark Stauffer, Vice President and Chief Financial Officer, is the Company’s principal accounting officer as well as the Company’s principal financial officer and the filing has been amended to reflect that he has signed in both capacities.
On behalf of the Company, we hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.
Please direct any questions, comments or requests for additional information to the undersigned at (512) 542-8539. Thank you for your courtesy and cooperation.
Very truly yours,
/s/ Kyle K. Fox
Kyle K. Fox
Vinson & Elkins, LLP